FORM 5                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no                                  Washington, D.C. 20549                                  OMB APPROVAL
longer subject to Section              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB Number:       3235-0362
16. Form 4 or Form 5            Filed pursuant to Section 16(a) of the Securities Exchange Act of     Expires: September 30, 1998
obligations may continue.       1934, Section 17(a) of the Public Utility Holding Company Act of      Estimated average burden
See Instruction 1(b).              1935 or Section 30(f) of the Investment Company Act of 1940        hours per response......1.0
[ ] Form 3 Holdings Reported
[ ] Form 4 Transaction Reported

-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of              2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting Person(s) to
   Reporting Person*                   Paravant Computer Systems, Inc.                     Issuer (Check all applicable)
Maguire   Michael     F.               PVAT; PVATW                                          X  Director             10% Owner
-----------------------------------------------------------------------------------        ---                  ---
(Last)   (First)   (Middle)         3. IRS or Social          4. Statement for                 Officer (give        Other (specify
                                       Security Number of        Month/Year                ---          title   ---        below)
c/o Paravant Computer Systems, Inc.    Reporting Person          September 1997                         below)
    1615A West Nasa Boulevard          (Voluntary)                                               __________________________
___________________________________                           _____________________________________________________________________
      (Street)
                                                              5. If Amendment,          7. Individual or Joint/Group Reporting
Melbourne       Florida      32901                               Date of Original          (check applicable line)
___________________________________                             (Month/Year)               X  Form Filed by One Reporting Person
                                                                                          ---
(City)          (State)     (Zip)                                                             Form Filed by More than One
                                                                                          --- Reporting Person

 Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction     3. Transaction  4. Securities Acquired (A)  5. Amount of   6. Ownership    7. Nature
   (Instr. 3)            Date (Month/       Code            or Disposed of (D)          Securities     Form: Direct    of Indirect
                         Day/Year)          (Instr. 8)      (Instr. 3, 4 and 5)         Beneficially   (D) or          Beneficial
                                                         ---------------------------    Owned at end   Indirect (I)    Ownership
                                                                                        of Issuer's    (Instr. 4)      (Instr.4)
                                                                                        Fiscal Year
                                                                     (A) or             (Instr. 3
                                                            Amount   (D)    Price       and 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
* If the form is filed by more than one reporting person, see instruction 4(b)(v).
                                                                          (Over)
                                                                 SEC 2270 (7-96)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conversion   3. Transaction    4. Transaction  5. Number of Derivative   6. Date
   (Instr. 3)                          of Exercise     Date              Code            Securities Acquired       Exercisable
                                       Price of        (Month/           (Instr. 8)      (A) or Disposed of        and
                                       Derivative      Day/                              (D) (Instr. 3, 4          Expiration
                                       Security        Year)                             and 5)                    Date
                                                                                                                   (Month/
                                                                                                                   Day/
                                                                                                                   Year)
                                                                                                                ------------------
                                                                                         ------------------     Date       Expira-
                                                                                                                Exer-      tion
                                                                                           (A)       (D)        cisable    Date
----------------------------------------------------------------------------------------------------------------------------------
   Option (right to buy) (a)(b)        $.7167                                                                   3/2/96     3/2/05
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   Option (right to buy) (a)(c)        $1.67                                                                    5/31/96    5/31/06
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   Option (right to buy) (c)           $6.00           2/27/97            A               7,500                 2/27/97    2/27/07
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
   7. Title and Amount of                  8. Price of          9. Number of             10. Ownership             11. Nature
      Underlying Securities                   Derivative           Derivative                of                        of Indirect
      (Instr. 3 and 4)                        Security             Securities                Derivative                Beneficial
                                              (Instr. 5)           Beneficially              Security:                 Ownership
                                                                   Owned at                  Direct (D)                (Instr. 4)
                                                                   End of                    or
------------------------------------------                         Year                      Indirect (I)
                           Amount or                               (Instr. 4)                (Instr. 4)
                           Number of
     Title                 Shares
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                 6,000                                 6,000                     D
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                 7,500                                 7,500                     D
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                 7,500                                 7,500                     D
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(a) The number of shares of Common Stock underlying options granted prior to July 25, 1996, as well as the exercise price thereof, have been adjusted to give effect to a 3-for-1 stock split effected by the Issuer on July 25, 1996.

(b) Granted under the Issuer's Incentive Stock Plan, as amended, which is a Rule 16b-3 plan. The right to exercise the option is vested over a three-year period from the date of grant, with one-third of the shares subject to a grant to become vested (and consequently exercisable) on each of the first three anniversaries of the date of grant. For purposes of clarification, the date of grant of an option is inserted in the Table II column relating to the date on which the option is exercisable.

(c) Granted under the Issuer's Nonemployee Directors' Stock Option Plan, which is a Rule 16b-3 plan. Options granted under such plan are exercisable immediately upon grant.


                                    /s/ Michael F. Maguire             11/13/97
                                    -------------------------------    --------
                                    **Signature of Reporting Person      Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                                          Page 2
                                                                 SEC 2270 (7-96)